Securities and Exchange Commission

May 14, 2018

May 14, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Minaro Corp. Amendment No. 1 Registration Statement on Form S-1 Filed April 27, 2018 File No. 333-223963

Ladies and Gentlemen:

We are submitting this letter on behalf of Minaro Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated May 9, 2018 relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-223963) filed with the Commission on April 27, 2018 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Summary Financial Information, page 8

1.

We reviewed your response to comment 4 and the revisions to your disclosure. Please revise so that the amount of the net loss for each period presented agrees to the financial statements included in the prospectus.

The information was revised.

Dilution, page 16

2.

We reviewed your response to comment 5. Please note that the proceeds of the offering should be reduced by the expenses of the offering to compute pro forma net tangible book value per share after the offering. Please revise.

The information was revised.

3.

We reviewed your response to comment 6. As previously requested, please include a comparison of the public contribution under the proposed public offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions since inception. Please refer to Item 506 of Regulation S-K.

The information was revised.

Securities and Exchange Commission

May 14, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

4.

We reviewed your response to comment 7 and the revisions to your disclosure. We note you removed the disclosure regarding the provisions of Section 107 of the JOBS Act that was previously provided in the third paragraph because it appears you have decided to opt out of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards. However, Section 107(b)(1) provides that if an emerging growth company chooses not to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standard it must make such choice at the time the company is first required to file a registration statement. As such, please revise to state your election under Section 107(b) of the JOBS Act and include a statement that the election is irrevocable.

The information was revised.

Sincerely,

/s/ Yulia Lazaridou

President of Minaro Corp.